July 18, 2023

VIA EDGAR

Benjamin Richie

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Advanced Biomed Inc.

Registration Statement on Form S-1

Filed June 20, 2023

File No. 333-272110

Dear Mr. Richie,

Advanced Biomed Inc. (the “Company”) submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 5, 2023, relating to the above referenced Registration Statement on Form S-1 (“Registration Statement”). The Company is concurrently submitting an amendment to the Registration Statement (the “Amendment No. 2”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amendment No. 2. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 2.

Form S- 1/A Filed June 20, 2023

Our Industry, page 69

1. We note in your discussions of Grand View Research, Inc.'s market analysis report, on pages 11, 69, and 70, that the market size was "anticipated to grow at a CAGR of 13.5% during the forecast period..." which appears to be 2020-2028. Please revise this discussion to clarify the "forecast period" and disclose whether the market value has grown, as forecasted, since publication. Please also discuss any material assumptions underlying this market size calculation.

Response: We note the Staff’s comment and have added the requested disclosure on pages 11, 68 and 70 of the Amendment No. 2. We also updated the relevant disclosure to reflect that the forecast period is 2023-2030.

Business

Commercialization Preparation, page 78

2. We note your response to previous comment 5 and reissue in part. Please revise to clarify the rights and obligations of the parties engaged in the research project equipment use contract with TSRI. To the extent that the "design and test production of certain flow channel" mentioned on page 36 is a subset of the tasks listed on page 78 (your use of "their semiconductor manufacturing equipment and precision micro-nano processing equipment for chip technology research and development such as concept presentation of each R&D process, cross-scale composite structure production, rapid wafer trial production, material testing, and thin film production") please revise to clarify this.

Response: We note the Staff’s comment and have revised the disclosures on page 36 of the Amendment No. 2 to be consistent with the disclosures on page 77.

National Medical Insurance Program, page 92

3. We note your response to previous comment 7. We also note your statement on page 92: “Although we strive to make our products covered by the NMIP in the future, there is no guarantee that the NHSA will approve our applications.” Please revise to state, as you do in your response letter dated June 20, 2023, that A+LCGuard is the only product for which you are applying for National Medical Insurance Program coverage.

Response: We note the Staff’s comment and have revised the disclosures on page 91 of the Amendment No. 2to disclose that A+LCGuard is the only product for which we are applying for National Medical Insurance Program coverage.

Note 1. Organization and Principal Activities, page F-22

4. We note your response to comment 11. It appears that Advanced Biomed Inc. (Taiwan) as well as Advanced Biomed Inc. were not under common control until June 8, 2022 upon which date Sglcell Ltd transferred all of its 8,000,000 shares to Dr. Yi Lu for total consideration of $8,000. Given that your disclosures indicate that the financial statements include the results of operations of Advanced Biomed Inc. (Taiwan) for two operating periods, please tell us what consideration you gave to ASC 805-50-45-5 which states that comparative information in prior years shall only be adjusted for periods during which the entities were under common control.

Response:

We noted the Staff’s comment and would like to clarify once again that:-

i)	Advanced Biomed Inc. was incorporated on July 16, 2021 by Dr. Hung To Pau as an investment holding company and has no substantive operations and asset.

ii)	Advanced Biomed Inc. (Taiwan) was incorporated in Taiwan on September 1, 2014. Since its incorporation, Advanced Biomed Inc. (Taiwan) was directly owned and controlled by Dr. Yi Lu with 99.93% beneficial ownership interest. It is focused on research and development of new center for technologies in the field of oncology to help efficiently and cost-effectively identify and diagnose cancer cells in which is the primarily economic substance of the business under reorganization.

iii)	On June 8, 2022, Advanced Biomed Inc. was acquired by Dr. Yi Lu. who also owned Advanced Biomed Inc. (Taiwan).

iv)	Pursuant to a share swap agreement dated July 11, 2022, Dr. Yi Lu and Chen-Yi Lee transferred their respective shares in Advanced Biomed Inc.(Taiwan), representing in aggregate 100% of the issued share capital of Advanced Biomed Inc. (Taiwan), to the Company.

To reflect the real economic substance of the business under the reorganization, the accompanying consolidated financial statements were prepared assuming that the share exchange transaction, as disclosed above has been completed, and the Company exercises control of Advanced Biomed Inc. (Taiwan). The transaction detailed above has been accounted for as reverse takeover and recapitalization of the Company; whereby the Company (the legal acquirer) is considered the accounting acquiree, and Advanced Biomed Inc. (Taiwan)(the legal acquiree) is considered as the accounting acquirer. This transaction is deemed to be a continuation of the business of Advanced Biomed Inc. (Taiwan); therefore, no goodwill has been recorded for this transaction, and the Company’s historical changes in shareholders’ deficit and its results of operations have been presented from the beginning of the first period presented.

The above have been reflected in the Note 1 (4) under Reorganization of Advanced Biomed Inc. (Taiwan).

Note 11. Restatement, page F-32

5. We note your response to comment 10. Please also address whether a material weakness was identified, and if so, what consideration was given to including a risk factor describing the material weakness, resulting restatement, and any associated remediation procedures.

Response:

We noted the Staff’s comment and have disclosed under risk factor on Page 36 describing the material weakness, resulting restating and associated remediation procedures accordingly.

Prior to the completion of this offering, we have been a private company with limited accounting personnel mainly engage in financial reporting of day-to-day operation. On January 1, 2022, the Company through Advanced Biomed HK Limited acquired 100% equity interest of Shanghai Sglcell Biotech Co., Ltd.. The Company’s accounting personnel carefully considered the appropriate accounting guidance in accordance with its application of the accounting principle related to accounting for business combinations. However, we did not engage outside experts to assist in the detailed analysis.

Upon further assessment and consultation with accounting advisors, the Company has corrected an error in its application of the accounting principle for business combinations where the Company previously incorrectly accounted for an acquisition of an entity as a business combination; the Company has amended its consolidated financial statements for the year ended June 30, 2022 to account for the transaction as purchase of assets.

Management concluded that the above correction identified in connection with the accounting treatment for the acquisition was a significant deficiency that did not rise to the level of a material weakness. The deficiency identified was narrow as it focused on the interpretation of accounting literature to a specific transaction structure which is not expected to be recurring nature. For future material acquisitions, the Company will engage outside experts to assist in the transaction, including legal and accounting advisors, to advise on complex accounting issues in order to prevent potential differences in the accounting for business combinations. As a result, the Company does not believe that the significant deficiency rose to the level of a material weakness.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Hung To Pau
Hung To Pau, Ph.D.
Chief Executive Officer

cc:
Fang Liu, Esq. VCL Law LLP